SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 30, 2014

Commission File Number: 001-34990

Bona Film Group Limited

18/F, Tower 1, U-town Office Building

No. 1 San Feng Bei Li, Chaoyang District

Beijing, 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K sets forth a discussion of our unaudited financial results as of and for the nine months ended September 30, 2014. We have also included our unaudited condensed consolidated financial statements for the nine months ended September 30, 2013.

The following discussion and analysis should be read in conjunction with our interim consolidated financial statements as of and for the nine months ended September 30, 2014, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2013 appearing in our Annual Report on Form 20-F for the year ended December 31, 2013 and Item 5—“Operating and Financial Review and Prospects” of such Annual Report.

Unless we otherwise specify, when used in this Form 6-K the terms “we,” “us,” “our company” and “our” refer to Bona Film Group Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities in China.

This Form 6-K is being incorporated by reference into our Registration Statement on Form F-3 (File No. 333-195426).

Financial Results

	Nine months ended September 30
	2014	2013
	(in thousands of U.S. dollars, except share and per share data)
	(unaudited)

Net revenue	201,504	106,574
Cost of revenue	114,050	56,955
Gross profit	87,454	49,619

Film participation expenses	11,856	(537)
Selling and marketing expenses	20,530	10,231
General and administrative expenses	45,047	36,323
Total operating expenses	77,433	46,017

Government subsidies	1,876	1,662
Equity in earnings of equity method investments, net of tax	3,328	—
Operating income	15,225	5,264

Interest income from bank deposits	904	97
Interest income from loan to producer of TV series	10	—
Interest expenses	(1,198)	(1,333)
Exchange (loss) gain	(673)	983
Investment income	64	—
Other income	213	213

Income before income tax	14,545	5,224

Provision for income taxes	6,982	1,044

Equity in earnings of equity method investments, net of tax	—	(13)
Net income	7,563	4,167

Less: Net loss attributable to the noncontrolling interests	(422)	(1,071)

Net income attributable to Bona Film Group Limited	7,985	5,238

Net income attributable to Bona Film Group Limited per ordinary share
Basic	0.26	0.18
Diluted	0.25	0.17

Weighted average shares used in calculating net income per ordinary share
Basic	30,334,730	29,791,387
Diluted	31,591,505	30,306,325

The following table sets forth the reconciliation of our non-GAAP net income and adjusted EBITDA (non-GAAP) to our U.S. GAAP net income.

	Nine months ended September 30
	2014	2013
	(in thousands of U.S. dollars)
	(unaudited)

Net income	7,563	4,167

Adjustment for share-based compensation expenses	7,189	2,786

Adjusted net income (non-GAAP)	14,752	6,953

Adjustment for interests	284	1,236
Adjustment for taxes	6,982	1,044
Adjustment for depreciation & amortization	4,113	4,242

Adjusted EBITDA (non-GAAP)	26,131	13,475

Discussion of Segment Operations

The following tables set forth our revenue from external customers, cost of revenue and segment profit. Segment profit is gross profit less film participation expenses and adds equity in earnings of equity method investments, net of tax by segment for the periods indicated.

	For nine months ended September 30, 2013
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
	(in thousands of U.S. dollars)
	(unaudited)
Revenue from external customers	47,768	12,227	46,093	486	—	106,574
Intersegment revenue	1,179	25,372	—	—	(26,551)	—

Total revenue	48,947	37,599	46,093	486	(26,551)	106,574
Cost of revenue	(34,760)	(29,136)	(19,610)	—	26,551	(56,955)
Film participation expenses	—	537	—	—	—	537

Segment profit	14,187	9,000	26,483	486	—	50,156

	For nine months ended September 30, 2014
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
	(in thousands of U.S. dollars)
	(unaudited)
Revenue from external customers	141,580	491	58,892	541	—	201,504
Intersegment revenue	2,941	47,267	—	—	(50,208)	—

Total revenue	144,521	47,758	58,892	541	(50,208)	201,504
Cost of revenue	(97,263)	(42,551)	(24,419)	(25)	50,208	(114,050)
Film participation expenses	—	(11,856)	—	—	—	(11,856)
Equity in earnings of equity method investments, net of tax	—	3,328	—	—	—	3,328

Segment profit	47,258	(3,321)	34,473	516	—	78,926

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net Revenue.  Our net revenue increased by 89.1% from US$106.6 million in the nine months ended September 30, 2013 to US$201.5 million in the nine months ended September 30, 2014. This increase was largely attributable to an increase in revenue from our film distribution segment.

Segment revenue

Segment revenue from our film distribution segment increased by 195.3% from US$48.9 million in the nine months ended September 30, 2013 to US$144.5 million in the nine months ended September 30, 2014. The increase was primarily attributable to the success of our film slate in the nine months ended September 30, 2014.

Segment revenue from our film investment and production segment increased by 27.0% from US$37.6 million in the nine months ended September 30, 2013 to US$47.8 million in the nine months ended September 30, 2014. The increase was mainly due to investment and production of more films in the nine months ended September 30, 2014.

Segment revenue from our movie theater segment increased by 27.8% from US$46.1 million in the nine months ended September 30, 2013 to US$58.9 million in the nine months ended September 30, 2014. The increase was primarily due to the increase in the number of theaters and screens we operated as a result of our strategic expansion efforts and the greenfield theaters gradually maturing.

Segment revenue from our talent agency segment increased by 11.3% from US$0.49 million in the nine months ended September 30, 2013 to US$0.54 million in the nine months ended September 30, 2014.

Cost of Revenue.  Our cost of revenue increased by 100.2% from US$57.0 million in the nine months ended September 30, 2013 to US$114.1 million in the nine months ended September 30, 2014, aligned with the increase in revenue.

Segment cost of revenue

Segment cost of revenue from our film distribution segment increased by 179.8% from US$34.8 million in the nine months ended September 30, 2013 to US$97.3 million in the nine months ended September 30, 2014, which was mainly due to the increase of costs associated with the success of our film slate.

Segment cost of revenue from our film investment and production segment increased by 46.0% from US$29.1 million in the nine months ended September 30, 2013 to US$42.6 million in the nine months ended September 30, 2014. This increase was primarily due to the acceleration of amortization, impairment and one-time write-off of production costs in the nine months ended September 30, 2014.

Segment cost of revenue from our movie theater segment increased by 24.5% from US$19.6 million in the nine months ended September 30, 2013 to US$24.4 million in the nine months ended September 30, 2014, which is in line with our expanded theater operations and the greenfield theaters gradually maturing.

Segment cost of revenue from our talent agency segment increased from nil in the nine months ended September 30, 2013 to US$0.03 million in the nine months ended September 30, 2014.

Film Participation Expenses.  Our film participation expenses were negative participation expenses of US$0.5 million and positive participation expenses of US$11.9 million in the nine months ended September 30, 2013 and 2014, respectively. The negative film participation expenses in the nine months ended September 30, 2013 were mainly due to a certain film with negative film participation expenses of US$0.7 million, which was caused by decreased estimates of the ultimate overseas revenue based on the economic performance and public acceptance of a certain film in overseas markets. The increase of US$12.4 million in film participation expenses from the nine months ended September 30, 2013 to the nine months ended September 30, 2014 was primarily caused by worldwide net income of the films invested by Wuhu Bona Jinyu Film Investment Center, L.P. (the “Bona Film Investment Fund”), which was launched in September 2013.

Equity in Earnings of Equity Method Investments, Net of Tax.  We recorded equity in earnings of equity method investments of US$3.3 for the nine months ended September 30, 2014. Equity in earnings of equity method investments for the nine months ended September 30, 2014 was primarily attributable to our share of earnings in the Bona Film Investment Fund. Because the operations of the Bona Film Investment Fund are integral to our film investment and production business, we included the equity in earnings of equity method investments within the related segment profit for the nine months ended September 30, 2014. We recorded equity in earnings of equity method investments of negative US$0.01 for the nine months ended September 30, 2013 as non-operating income.

Segment Profit

Segment profit from our film distribution segment increased by 233.1% from US$14.2 million in the nine months ended September 30, 2013 to US$47.3 million in the nine months ended September 30, 2014, which was mainly due to the success of our film slate in the nine months ended September 30, 2014. Segment profit margin increased over the same period from 29.0% to 32.7%.

Segment profit from our film investment and production segment decreased by 136.9% from a profit of US$9.0 million in the nine months ended September 30, 2013 to a loss of US$3.3 million in the nine months ended September 30, 2014, which was mainly due to the acceleration of amortization, impairment and one-time write-off of production costs in the nine months ended September 30, 2014. Segment profit margin decreased over the same period from a profit margin of 23.9% to a negative margin of 7.0%.

Segment profit from our movie theater segment increased by 30.2% from US$26.5 million in the nine months ended September 30, 2013 to US$34.5 million in the nine months ended September 30, 2014, which was mainly due to our expanded theater operations and the greenfield theaters gradually maturing. Segment profit margin increased over the same period from 57.5% to 58.5%.

Segment profit from our talent agency segment remained relatively stable at US$0.5 million in the nine months ended September 30, 2013 and the nine months ended September 30, 2014. Segment profit margin decreased from 100.0% in the nine months ended September 30, 2013 to 95.4% in the nine months ended September 30, 2014.

Other Operating Expenses.  Our other operating expenses increased by 40.9% from US$46.5 million in the nine months ended September 30, 2013 to US$65.5 million in the nine months ended September 30, 2014.

•                  Selling and Marketing Expenses.  Our selling and marketing expenses increased 100.7% from US$10.2 million in the nine months ended September 30, 2013 to US$20.5 million in the nine months ended September 30, 2014, which was primarily due to the increase of selling and marketing expenses incurred for the promotion and advertising of the Company’s distributed films in the nine months ended September 30, 2014.

•                  General and Administrative Expenses.  Our general and administrative expenses increased by 24.0% from US$36.3 million in the nine months ended September 30, 2013 to US$45.0 million in the nine months ended September 30, 2014, which was primarily due to the increase in general and administrative expenses relating to expanding our movie theater segment and an increase in share-based compensation expenses.

Operating Income.  As a result of the foregoing, our operating income increased 189.2% from US$5.3 million in the nine months ended September 30, 2013 to US$15.2 million in the nine months ended September 30, 2014.

Other Income.  We generated other income of US$0.2 million in the nine months ended September 30, 2013 and 2014, respectively.

Tax Provision.  We made provisions for income taxes of US$1.0 million and US$7.0 million in the nine months ended September 30, 2013 and 2014, respectively. The increase in the income tax provision in the nine months ended September 30, 2014 was primarily due to a non-deductible share based compensation expense granted to an officer in April 2014 and the increase in operating income of Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., Ltd., which are subject to a tax rate of 25%.

Net Income.  As a result of the foregoing, we generated net income of US$4.2 million and US$7.6 million in the nine months ended September 30, 2013 and 2014, respectively. Excluding share-based compensation expenses, our non-GAAP net income was US$7.0 million and US$14.8 million in the nine months ended September 30, 2013 and 2014, respectively. Further excluding interest, taxes and depreciation and amortization, our EBITDA, non-GAAP was US$13.5 million and US$26.1 million in the nine months ended September 30, 2013 and 2014, respectively. As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, excludes interest, taxes and depreciation and amortization. This non-GAAP measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Net Loss Attributable to Noncontrolling Interests.  Net loss attributable to noncontrolling interests represents noncontrolling shareholders’ share of our net income (loss) based on their equity interests in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd., Bona Guoqiang Tianjin Film and Culture Media Co., Ltd., Shanghai Bona Yinxing Cinema Development Co., Ltd., Changsha Mango Bona Cineplex Management Co., Ltd., Tianjin Nongken Bona Film Investment Co., Ltd., Sanya Beauty Crown Bona International Cinema Co., Ltd.. Net loss attributable to noncontrolling interests was US$1.1 million and US$0.4 million in the nine months ended September 30, 2013 and 2014, respectively.

Net Income Attributable to Our Company.  As a result of the foregoing, net income attributable to our company amounted to US$5.2 million and US$8.0 million in the nine months ended September 30, 2013 and 2014, respectively.

Liquidity and Capital Resources

As of September 30, 2014, we had cash, cash equivalents and restricted cash totaling US$84.7 million. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

We generally fund our cash needs through a combination of (i) borrowings, which are typically provided by banks on a film-by-film basis and repaid on a first priority basis with the box office receipts from such films; (ii) film participations, which consist of the sale of a share of a film’s worldwide revenue to a third party and are typically repaid with such film’s worldwide revenue; and (iii) cash from our operations, which primarily consist of cash generated by films released in prior periods.

We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs for the next 12 months. For the next 12 to 24 months, we expect to meet our anticipated cash needs through bank loans and from funds provided by films in which we are the lead investor and from which we receive film participation fees from other investors, our film distribution business and our movie theater business.

Our borrowings as of September 30, 2014 amounted to US$147.1 million.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated:

	For the nine months ended September 30,
	2013	2014
	(in thousands of U.S. dollars)
	(unaudited)
Net cash used in operating activities	(31,089)	(62,919)
Net cash used in investing activities	(47,627)	(46,617)
Net cash provided by financing activities	75,525	105,506
Effect of foreign exchange rate changes	(235)	(59)
Net decrease in cash	(3,426)	(4,089)
Cash at the beginning of the year	23,228	32,684
Cash at the end of the year	19,802	28,595

Our net cash used in operating activities amounted to US$62.9 million for the nine months ended September 30, 2014. We had an increase in account receivables of US$77.7 million, increase in distribution rights and production costs of US$109.3 million, which was partly offset by an increase in accounts payables of US$19.6 million, an increase in accrued expenses and other current liabilities of US$8.4 million, and an increase of film participation financing liabilities of US$7.0 million.

Our net cash used in investing activities amounted to US$46.6 million for the nine months ended September 30, 2014. This was primarily due to purchase of property and equipment of US$13.9 million, which was primarily attributable to purchases of leasehold improvements and equipment such as computers and operating equipment, and purchase of equity method investment of US$12.0 million, and an increase in deposit of restricted cash of US$25.7 million.

We had net cash provided by financing activities of US$105.5 million for the nine months ended September 30, 2014, which was primarily due to (i) proceeds from bank borrowings of US$96.1 million for our film production, and (ii) proceeds from participants of US$51.1 million. This was partly offset by (i) repayments of bank borrowings of US$34.6 million, and (ii) repayment of principal to related party participant of US$9.8 million.

Forward Looking Statements

This report on Form 6-K may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	December 31,	September 30,
	2013	2014
Assets
Current assets
Cash and cash equivalents	32,684	28,595
Restricted cash	30,728	56,068
Accounts receivable, net of allowance for doubtful accounts of $930 and $973 as of December 31, 2013 and September 30, 2014, respectively	39,409	116,861
Prepaid expenses and other current assets	17,326	20,360
Amounts due from related parties	510	1,416
Current deferred tax assets	973	761
Inventories	313	371

Total current assets	121,943	224,432

Distribution rights	6,554	6,554
Production costs	142,245	182,534
Prepaid film costs	4,406	4,400
Property and equipment, net	63,679	68,230
Acquired intangible assets, net	2,452	2,351
Non-current deferred tax assets	510	442
Cost method investments	1,479	1,478
Equity method investments	26,278	36,096
Goodwill	50,540	49,846
Long-term prepaid expenses	—	40

Total assets	420,086	576,403

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $22,913 and $39,265 as of December 31, 2013 and September 30, 2014, respectively)	24,540	41,385
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $29,639 and $37,890 as of December 31, 2013 and September 30, 2014, respectively)	32,635	42,121
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $5,201 and $4,902 as of December 31, 2013 and September 30, 2014, respectively)	5,886	5,586
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,460 and $57,951 as of December 31, 2013 and September 30, 2014, respectively)	6,460	10,793
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $35,425 and $50,427 as of December 31, 2013 and September 30, 2014, respectively)	60,704	87,787
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $4,126 and $5,402 as of December 31, 2013 and September 30, 2014, respectively)	4,126	5,402
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $7,038 and $9,336 as of December 31, 2013 and September 30, 2014, respectively)	7,117	15,006
Current film participation financing liabilities with a related party (including current film participations financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $36,705 and $94,434 as of December 31, 2013 and September 30, 2014, respectively)	36,705	94,434

Total current liabilities	178,173	302,514

UNAUDITED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	December 31,	September 30,
	2013	2014
Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $18,328 as of December 31, 2013 and September 30, 2014, respectively)	20,000	53,940
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $873 and $836 as of December 31, 2013 and September 30, 2014 respectively)	1,359	1,107
Non-current film participation financing liabilities with a related party (including non-current film participation financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $17,675 and nil as of December 31, 2013 and September 30, 2014, respectively)	17,675	—
Non-current deferred tax liabilities (including non-current deferred tax liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $23 and nil as of December 31, 2013 and September 30, 2014, respectively)	23	—

Total liabilities	217,230	357,561

Commitments and contingencies (Note 20)
Equity
Bona Film Group Limited’s ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013 and 31,402,346 and 30,438,078 shares issued and outstanding as of September 30, 2014)	15	15
Additional paid-in capital	182,782	191,860
Statutory reserves	3,534	3,534
Accumulated profit	5,216	13,201
Accumulated other comprehensive income	9,513	8,057

Total Bona Film Group Limited’s equity	201,060	216,667
Noncontrolling interests	1,796	2,175

Total equity	202,856	218,842

Total liabilities and equity	420,086	576,403

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Nine months ended September 30
	2013	2014

Net revenue	106,574	201,504
Cost of revenue	56,955	114,050
Gross profit	49,619	87,454
Operating expenses:
Film participation expenses	(537)	11,856
Selling and marketing expenses	10,231	20,530
General and administrative expenses	36,323	45,047
Total operating expenses	46,017	77,433
Government subsidies	1,662	1,876
Equity in earnings of equity method investments, net of tax	—	3,328
Operating income	5,264	15,225
Other income (expense):
Interest income from bank deposits	97	904
Interest income from loan to a producer of TV series	—	10
Interest expenses	(1,333)	(1,198)
Exchange gain (loss)	983	(673)
Investment income	—	64
Other income	213	213
Income before income tax and equity in earnings of equity method investments, net of tax	5,224	14,545
Provision for income taxes	1,044	6,982
Equity in earnings of equity method investments, net of tax	(13)	—
Net income	4,167	7,563
Less: Net loss attributable to the noncontrolling interests	(1,071)	(422)
Net income attributable to Bona Film Group Limited	5,238	7,985

Net income per ordinary share
Basic	0.18	0.26
Diluted	0.17	0.25

Weighted average shares used in calculating net income per ordinary share
Basic	29,791,387	30,334,730
Diluted	30,306,325	31,591,505

Share-based compensation expenses
General and administrative expenses	2,786	7,189

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Nine months ended September 30
	2013	2014

Net income	4,167	7,563
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,839	(1,458)
Comprehensive income	6,006	6,105
Less: comprehensive loss attributable to the noncontrolling interests	(1,059)	(424)
Comprehensive income attributable to Bona Film Group Limited	7,065	6,529

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Bona Film Group Limited’s shareholders’
						Accumulated	Total Bona
			Additional			other	Film Group
	Ordinary shares		paid-in	Statutory	Accumulated	comprehensive	Limited’s	Noncontrolling	Total
	Shares	Amount	capital	reserves	profit	income	equity	interests	equity

Balance at January 1, 2013	29,737,257	15	176,135	2,543	550	6,465	185,708	3,937	189,645
Exercise of options	349,147	—	1,848	—	—	—	1,848	—	1,848
Net income	—	—	—	—	5,238	—	5,238	(1,071)	4,167
Share-based compensation expenses	—	—	2,786	—	—	—	2,786	—	2,786
Foreign currency translation adjustments	—	—	—	—	—	1,827	1,827	12	1,839
Capital contribution by a noncontrolling shareholder (Note 19)	—	—	—	—	—	—	—	48	48
Acquisition of noncontrolling interests (Note 19)	—	—	339	—	—	—	339	(1,065)	(726)
Balance at September 30, 2013	30,086,404	15	181,108	2,543	5,788	8,292	197,746	1,861	199,607

Balance at January 1, 2014	30,160,235	15	182,782	3,534	5,216	9,513	201,060	1,796	202,856
Exercise of options	277,843	—	1,889	—	—	—	1,889	—	1,889
Net income	—	—	—	—	7,985	—	7,985	(422)	7,563
Share-based compensation expenses	—	—	7,189	—	—	—	7,189	—	7,189
Foreign currency translation adjustments	—	—	—	—	—	(1,456)	(1,456)	(2)	(1,458)
Acquisition of an equity method investee (Note 8)		—	—	—	—	—	—	803	803
Balance at September 30, 2014	30,438,078	15	191,860	3,534	13,201	8,057	216,667	2,175	218,842

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Nine months ended September 30
	2013	2014
Cash flows from operating activities:
Net income	4,167	7,563
Adjustments to reconcile net income to net cash used in operating activities
Equity in earnings of equity method investments, net of tax	13	(3,328)
Share-based compensation expenses	2,786	7,189
Provision for bad debt	205	1,740
Investment income	—	(64)
Other income	(213)	(213)
Depreciation and amortization	4,241	4,113
Loss from disposal of property and equipment	55	6
Amortization of distribution rights	551	26,591
Amortization of production costs	23,885	38,029
Impairment of production costs and distribution rights	2,153	3,596
Changes in assets and liabilities:
Accounts receivable	(8,476)	(77,730)
Prepaid expenses and other current assets	1,320	(99)
Long-term prepaid expenses	—	(47)
Distribution rights	(9,857)	(26,815)
Production costs	(52,119)	(82,523)
Inventories	(74)	(62)
Amounts due from related parties	12	192
Accounts payable	(2,587)	19,602
Deferred income	355	(25)
Accrued expenses and other current liabilities	3,083	8,378
Amounts due to related parties	661	(706)
Income taxes payable	(392)	4,606
Deferred income taxes	(78)	44
Film participation financing liabilities	(780)	7,044
Net cash used in operating activities	(31,089)	(62,919)

Cash flows from investing activities:
Acquisition of an equity method investee, net of cash acquired of nil and US$1,599 as of September 30, 2013 and 2014, respectively	—	1,599
Purchase of property and equipment	(6,299)	(13,876)
Loan to a producer of TV series	—	(1,217)
Dividends received from a cost method investee	—	64
Purchase of equity method investments	(25,895)	(12,037)
Profit distribution from an equity method investee	—	4,549
Change in restricted cash	(15,433)	(25,699)
Net cash used in investing activities	(47,627)	(46,617)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Nine months ended September 30
	2013	2014
Cash flows from financing activities:
Proceeds from exercise of options	1,111	1,850
Amount due to related parties and third parties	(880)	472
Proceeds from bank borrowings	55,184	96,077
Repayments of bank borrowings	(12,628)	(34,586)
Proceeds from film participation with unrelated parties	—	4,772
Proceeds from film participation with a related party	40,651	46,290
Repayments of film participation financing liabilities principal with unrelated parties	(6,304)	(814)
Repayments of film participation financing liabilities principal with a related party	—	(9,792)
Proceeds from other borrowings	2,314	2,712
Repayments of other borrowings	(3,245)	(1,475)
Capital contribution by a noncontrolling shareholder	48	—
Acquisition of noncontrolling interests	(726)	—
Net cash provided by financing activities	75,525	105,506
Effect of foreign exchange rate changes	(235)	(59)
Net decrease in cash	(3,426)	(4,089)
Cash and cash equivalents, beginning of year	23,228	32,684
Cash and cash equivalents, end of year	19,802	28,595

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1.                                      BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include the financial information of Bona Film Group Limited (the “Company”), its subsidiaries, variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”). All intercompany balances and transactions have been eliminated in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting. The results of operations for the nine months ended September 30, 2013 and 2014 are not necessarily indicative of the results of the full years.

The accompanying unaudited consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for each of the three years ended December 31, 2013. In the opinion of the management, the accompanying unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for each of the three years ended December 31, 2013.

The financial information as of December 31, 2013 presented in the unaudited interim consolidated financial statements is derived from the Company’s audited consolidated financial statements for the year ended December 31, 2013.

The Company uses the United States (“U.S.”) dollar as its reporting currency and functional currency. The financial records of the Company’s People’s Republic of China (“PRC”) subsidiaries, VIEs and VIEs’ subsidiaries are maintained in Renminbi (“RMB”), their functional currency and the currency of the PRC. The financial records of the Company’s subsidiaries and VIEs established in Hong Kong are maintained in their local currencies, Hong Kong Dollar. Their balance sheets are translated into U.S. dollars based on the exchange rate as of the balance sheet date. Their statements of operations are translated using an average exchange rate for the period. Translation adjustments are reflected in accumulated other comprehensive income in equity.

The RMB is not freely convertible into U.S. dollars or other currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign currencies. The exchange rates adopted for foreign exchange transactions involving RMB are the rates of exchange quoted by the People’s Bank of China.

No assets of the Company’s consolidated VIEs are collateral for such VIEs’ obligations. There are no restrictions on the use of the VIEs’ assets to settle the Company’s obligations. As of December 31, 2013 and September 30, 2014, respectively, there were $166,078 and $318,771 of liabilities of the Company’s consolidated VIEs for which creditors (or beneficial interest holders) did not have recourse to the general credit of the Company or its subsidiaries.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2.                                      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued an accounting standards update relating to the accounting for certain share-based awards. The accounting update states that, when the terms of an award provide that a performance target could be achieved after the requisite service period, the performance target should be treated as a performance condition that affects vesting and should not be reflected in the grant-date fair value. Companies are permitted to apply the guidance either prospectively to all awards granted or modified after the effective date or retrospectively to awards outstanding as of the beginning of the earliest annual period presented. The guidance is effective for the Company’s fiscal year beginning January 1, 2016, with early adoption permitted. The Company adopted the new guidance upon issuance of the accounting standards update, which did not have an impact on its consolidated financial statements as the Company’s existing accounting policy was already consistent with this guidance.

In May 2014, the FASB issued an accounting standards update to provide companies with a single model for use in accounting for revenue from contracts with customers. Once it becomes effective, the new guidance will replace most existing revenue recognition guidance in U.S. GAAP, including industry-specific guidance. The core principle of the model is to recognize revenue when control of goods or services transfers to the customer and in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services that have transferred. Under current U.S. GAAP, the Company recognizes revenue when the risks and rewards of ownership transfer to the customer. In addition, the guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized and the related cash flows. The guidance is effective for the Company’s fiscal year beginning January 1, 2017, including interim periods within that fiscal year. Early adoption is not permitted. Companies are permitted to either apply the guidance retrospectively to all prior periods presented or, alternatively, apply the guidance in the year of adoption with the cumulative effect recognized at the date of initial application (referred to as the modified retrospective approach). The Company is in the process of determining the method of adoption, as well as evaluating the impact that the new standard will have on its consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2.                                      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS- continued

In July 2013, the FASB issued an accounting standards update relating to the presentation of unrecognized tax benefits. The accounting update requires companies to present a deferred tax asset net of related unrecognized tax benefits if there is a net operating loss or other tax carryforwards that would apply in settlement of the uncertain tax position. To the extent that an uncertain tax position would not be settled through a reduction of a net operating loss or other tax carryforwards, the unrecognized tax benefit will be presented as a liability. The guidance is effective for the Company’s fiscal year beginning January 1, 2014, with early adoption permitted. The Company adopted the new guidance effective January 1, 2014. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

3.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at:

	December 31,	September 30,
	2013	2014

Prepaid film costs on behalf of other investors (i)	2,980	5,807
Rental deposits and prepaid rental expenses	3,268	3,869
Loans and interest receivables from producers of TV series and films (ii)	3,425	2,980
Amounts due from third parties (iii)	2,366	1,887
Prepaid film costs (iv)	2,327	1,319
Deposits paid for acquisition of property and equipment	195	1,115
Promotion and print costs paid on behalf of film producers (v)	953	1,000
Advances to employees	725	701
Interests receivable	63	623
Prepaid advertising expenses	454	262
Prepaid business tax	4	4
Other prepaid expenses	566	793
Total	17,326	20,360

(i)                                    Prepaid film costs on behalf of other investors represent amounts paid for film production which will be reimbursed by other co-investors.

(ii)                                 Loans and interest receivables from producers of TV series and films represent the Group’s investments in TV series and films, which have fixed rate of returns ranged from 7.2% to 20%. The balance was net of allowance for doubtful accounts of $148 and $1,685 as of December 31, 2013 and September 30, 2014, respectively.

(iii)                             Amounts due from third parties mainly represent amount paid for film production which will be reimbursed by film producers.

(iv)                              Prepaid film costs represent amounts paid to secure the service of individuals to be the directors or actors or actresses of films over the next year. Prepaid film costs will be included in the production costs and amortized on a film-by-film basis upon the completion of related films.

(v)                                 Promotion and print costs paid on behalf of film producers represent amounts paid for promotion and print costs which will be reimbursed by film producers. The balance was net of allowance for doubtful accounts of $5 and nil as of December 31, 2013 and September 30, 2014, respectively.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

4.                                      DISTRIBUTION RIGHTS

	December 31,	September 30,
	2013	2014

Released	2,244	2,031
In production and not released	4,310	4,523
Total	6,554	6,554

The portion of the costs of the completed films that are expected to be amortized during the twelve months after September 30, 2014 is $1,196, and the Group expects to amortize 100% of such costs within three years from September 30, 2014.

The Group evaluates its distribution rights on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights may be impaired.  The Group determined the unamortized distribution rights as of September 30, 2013 were impaired by $982, for which no amortization expenses were recorded since no revenue had been generated by the end of September 30, 2013. The Group determined the unamortized distribution rights as of September 30, 2014 were impaired by $194, due to the lower-than-expected revenue performance of certain film. Key assumptions used in the fair value measurement consisted of a discount rate of 15% and estimated remaining cash flows over a period of 10 years from a title’s initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $11 in the nine months ended September 30, 2014.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

5.                                      PRODUCTION COSTS

	December 31,	September 30,
	2013	2014

Completed films	25,925	24,651
Films in production and not released	116,320	157,883
Total	142,245	182,534

The portion of the costs of the completed films that are expected to be amortized during the twelve months after September 30, 2014 is $10,640, and the Group expects to amortize 86% of such costs within three years from September 30, 2014.

The Group evaluates its production costs on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the production costs may be impaired.  As a result of lower-than-expected revenue performance of certain films and TV series, the Group determined the unamortized production costs were impaired by $1,171 and $3,402 as of September 30, 2013 and 2014, respectively, including $1,861 of the full impairment of an unreleased film as of September 30, 2014, as the film was not been set for production within three years from the time of the first capitalized transaction. Key assumptions used in the fair value measurement were discount rates ranging from 15% to 16% and estimated cash flows over a period of 10 years from a title’s initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $72 in the nine months ended September 30, 2014.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

6.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following at:

	December 31,	September 30,
	2013	2014

Film projection equipment	27,166	27,852
Furniture and office equipment	1,954	2,155
Transportation equipment	853	841
Leasehold improvements	45,431	46,634
	75,404	77,482
Less: accumulated depreciation	(13,963)	(17,799)
	61,441	59,683
Construction in progress	2,238	8,547
Property and equipment, net	63,679	68,230

Depreciation expense for the nine months ended September 30, 2013 and 2014 was $3,671 and $4,019, respectively.

7.                                      COST METHOD INVESTMENTS

In April 2008, the Group invested $29 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd. (“Wuhan Lianzhong”), a company established in the PRC that is mainly engaged in digital film production and distribution.

In October 2011, the Group invested $63 for 10% of equity interest in Zhongda Helian Marketing Consulting Co., Ltd. (“Zhongda Helian”), a company established in the PRC that is mainly engaged in economic and trade advisory services. In June 2014, the Group received $64 cash dividend income from Zhongda Helian.

In January 2012, the Group invested $1,200 for 15.67% of equity interest in China Lion Entertainment Limited (“China Lion”), a company established in the United States that is mainly engaged in film distribution in North America. In October 2013, China Lion increased its share capital, and the Group invested additional $180, resulting in a 15% of equity interests in China Lion.

These investments are accounted for using the cost method of accounting as the Group has no significant influence over the operation of Wuhan Lianzhong, Zhongda Helian or China Lion. There was no impairment of the cost method investment recognized for the nine months ended September 30, 2013 and September 30, 2014, respectively.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

8.                                      EQUITY METHOD INVESTMENTS

The Group’s equity method investees include:

	Amount	Legal	Date
Investee	invested	ownership	invested	Business

Wuhu Bona Film Investment Management Co., Ltd. (“Wuhu Bona”)(i))	$571	70%	July 2013	Fund management
Wuhu Bona Jinyu Film Investment Center, L.P. (“Bona Film Investment Fund”)(i)	$32,037	30%	September 2013	Film investment
Sanya Beauty Crown Bona International Cinema Co., Ltd. (“Sanya Cinema”)(ii)	$833	51%	August 2013	Cinema

(i)                                    In July 2013, the Group, together with two other investors, established Wuhu Bona, a limited liability company, and the Group holds 70% equity interest in Wuhu Bona. As a 70% equity owner of Wuhu Bona, the Group is entitled to nominate three out of five board members of Wuhu Bona. However, any significant board resolutions related to operating and financing activities of Wuhu Bona need two-third board members’ approval. The Group concludes that it does not have control over Wuhu Bona, and has accounted for the investment in Wuhu Bona using the equity method of accounting.

In September 2013, the Group launched Bona Film Investment Fund, a RMB1.0 billion fund that is expected to finance the development and production of the Group’s film and television projects for the next two years. The Group holds approximately 29.9% of the equity interest amounted to RMB300.0 million in Bona Film Investment Fund, representing the commitment of investment rights in current and future projects. Wuhu Bona invested RMB1.0 million representing a 0.1% equity interest in Bona Film Investment Fund. Wuhu Bona is the only general partner of Bona Film Investment Fund, which has the exclusive rights of operating Bona Film Investment Fund. Therefore, Wuhu Bona has consolidated the Bona Film Investment Fund.

As of September 30, 2014, the Group, Wuhu Bona and outside investors invested Bona Film Investment Fund’s equity of RMB197.0 million, RMB0.66 million and RMB462.4 million, respectively, in which RMB449.5 million was invested to the development and production of films and TV projects of the Group. Bona Film Investment Fund received RMB92.0 million investment income from the Group and distributed RMB92.0 million to all investors, among which, the Group received a RMB28.0 million profit distribution and accounted for this as a deduction of its equity method investment.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

8.                                      EQUITY METHOD INVESTMENTS - continued

(ii)                                In August 2013, the Group, together with another investor, established Sanya Cinema to operate a cinema in Sanya City in the PRC, in which the Group holds 51% equity interests. As the significant operating and financing activities of Sanya Cinema needed all shareholders’ approvals at that time, the Group concluded that it did not maintain control over Sanya Cinema, and accounted for this investment using equity method of accounting. In March 2014, Sanya Cinema revised its Article of Association. According to the revised Article of Association (‘‘A&A’’), the shareholders’ resolutions related to significant operating and financing activities of Sanya Cinema need over 50% shareholders’ approval. When Sanya Cinema completed the registration of revised A&A with the local Administration for Industry & Commerce on March 31, 2014, the Group achieved control over Sanya Cinema and accordingly consolidated the financial statements of Sanya Cinema.

The Group’s share of the equity method investees’ profit or loss in the nine months ended September 30, 2013 and 2014 are as below:

	Wuhu	Bona Film	Sanya
	Bona	Investment Fund	Cinema	Total

Balance as of January 1, 2013	—	—	—	—
Investments	571	24,505	833	25,909
Share of (loss) profit for the nine months ended September 30, 2013	(19)	6	—	(13)
Exchange differences	1	5	3	9
Balance as of September 30, 2013	553	24,516	836	25,905

Balance as of January 1, 2014	564	24,872	842	26,278
Investments	—	12,086	—	12,086
Share of profit for the nine months ended September 30, 2014	365	2,962	1	3,328
Acquisition of an equity method investee	—	—	(820)	(820)
Profit distribution	—	(4,554)	—	(4,554)
Exchange differences	(6)	(193)	(23)	(222)
Balance as of September 30, 2014	923	35,173	—	36,096

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

9.                                      ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	December 31, 2013				September 30, 2014
	Gross			Net	Gross			Net
	carrying	Accumulated	Exchange	carrying	carrying	Accumulated	Exchange	carrying
	amount	amortization	difference	amount	amount	amortization	difference	amount

Acquired intangible assets with definite lives
Membership	59	(59)	—	—	59	(59)	—	—
Favorable lease	2,460	(2,432)	67	95	2,460	(2,526)	66	—
Total intangible assets with definite lives	2,519	(2,491)	67	95	2,519	(2,585)	66	—

Acquired intangible assets with indefinite lives
Movie theater licenses	2,328	—	29	2,357	2,328	—	23	2,351
Total	4,847	(2,491)	96	2,452	4,847	(2,585)	89	2,351

The amortization expenses for the nine months ended September 30, 2013 and September 30, 2014 were $570 and $94, respectively. No further amortization is expected as all definite life intangibles were fully amortized as of September 30, 2014. The Group has had no impairment losses recorded on acquired intangible assets.

10.                               GOODWILL

Changes in the carrying amount of goodwill by reporting units, which are the same as reportable segments, for the year ended December 31, 2013 and nine months ended September 30, 2014 were as follows:

	Film	Movie	Talent
	production	theaters	agency	Total

Balance as of January 1, 2013	35	48,932	143	49,110
Exchange differences	—	1,426	4	1,430
Goodwill carrying amount at December 31, 2013	35	50,358	147	50,540

Exchange differences	—	(692)	(2)	(694)
Balance as of September 30, 2014	35	49,666	145	49,846

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following at:

	December 31,	September 30,
	2013	2014

Advance from customers (i)	12,620	12,121
Payables for rental expenses	8,237	10,894
Business taxes and other tax payable	3,678	7,197
Payable of advertising fees	2,772	6,847
Other accounts payable to third parties	1,592	1,222
Accrued payroll, welfare and other social expenses	1,897	1,202
Payable of distribution and promotion fees	536	1,140
Accrued professional fees	774	888
Deposits payable	421	529
Other current liabilities	108	81
Total	32,635	42,121

(i)                                     Advance from customers represents upfront payments received from customers for licensing fees.

12.                               BANK BORROWINGS

Bank borrowings consist of the following at:

	December 31,	September 30,
	2013	2014

Loan payable to an overseas commercial bank, principal of $20,000, bearing interest at LIBOR plus 3.25% per annum but in no event less than 3.5% per annum, guaranteed by the Company’s subsidiary, Bona International Film Group Limited, due on November 20, 2015 (i)	20,027	20,038
Loan payable to an overseas commercial bank, principal of $9,659 and $15,612 as of December 31, 2013 and September 30, 2014 respectively, bearing interest at 3.25% per annum, guaranteed by $10,163 (equivalent of RMB62 million) and $16,292 (equivalent of RMB100 million) of the Company’s restricted cash as of December 31, 2013 and September 30, 2014 respectively, due date extended from September 10, 2014 to October 10, 2015	9,664	15,640
Loan payable to an overseas commercial bank, principal of $15,563 and $15,447 as of December 31, 2013 and September 30, 2014 respectively, bearing interest at 2.95% per annum over one month LIBOR, guaranteed by $18,156 (equivalent of RMB111 million) of the Company’s restricted cash, due date extended from August 8, 2014 to August 28, 2015	15,588	15,447
Loan payable to a PRC commercial bank, principal of $13,034 (equivalent of RMB80 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, the Company’s VIE’s subsidiaries, Zhejiang Bona Film and Television Production Co., Ltd. (“Zhejiang Bona”), Tianjin Bona Culture Media Co., Ltd. (“Tianjin Bona”) and Beijing Bona International Cineplex Investment and Management Co., Ltd. (“Beijing Bona Cineplex”), due on March 27, 2015	—	13,060
Loan payable to an overseas commercial bank, principal of $11,048, bearing interest at 3.25% per annum over one month LIBOR, guaranteed by $11,730 (equivalent of RMB72 million) of the Company’s restricted cash, due on April 24, 2015	—	11,061

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

12.                               BANK BORROWINGS - continued

	December 31,	September 30,
	2013	2014

Loan payable to an overseas commercial bank, principal of $10,760, bearing interest at 2.7% per annum over one month LIBOR, guaranteed by $11,404 (equivalent of RMB70 million) of the Company’s restricted cash, due on March 10, 2015	—	10,785
Loan payable to a PRC commercial bank, principal of $7,168 (equivalent of RMB44 million), bearing interest at 7.20% per annum, guaranteed by Zhejiang Bona, due on July 28, 2015	—	7,183
Loan payable to a PRC commercial bank, principal of $7,006 (equivalent of RMB43 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 6, 2016	—	7,021
Loan payable to a PRC commercial bank, principal of $6,517 (equivalent of RMB40 million), bearing interest at 6.3% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on June 20, 2015	—	6,528
Loan payable to a PRC commercial bank, principal of $5,702 (equivalent of RMB35 million), bearing interest at 6% per annum, guaranteed by Mr. Dong Yu and Zhejiang Bona, due on April 24, 2015	—	5,714
Loan payable to a PRC commercial bank, principal of $5,056 (equivalent of RMB31 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on June 29, 2015	—	5,061
Loan payable to a PRC commercial bank, principal of $4,399 (equivalent of RMB27 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 25, 2016	—	4,408
Loan payable to a PRC commercial bank, principal of $3,259 (equivalent of RMB20 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona,Tianjin Bona and Beijing Bona Cineplex, due on September 1, 2015	—	3,265
Loan payable to a PRC commercial bank, principal of $3,258 (equivalent of RMB20 million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and the Company’s VIE, Bona Film Group Co., Ltd. (PRC) (“Bona Film”), due on September 26, 2016	—	3,259
Loan payable to a PRC commercial bank, principal of $2,770 (equivalent of RMB17 million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 30, 2016	—	2,776
Loan payable to a PRC commercial bank, principal of $2,444 (equivalent of RMB15 million), bearing interest at 6.3% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on September 18, 2015	—	2,448
Loan payable to a PRC commercial bank, principal of $1,629 (equivalent of RMB10 million), bearing interest at 6.3% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on August 28, 2015	—	1,632
Loan payable to a PRC commercial bank, principal of $1,592 (equivalent of RMB9.77 million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on September 26, 2015	—	1,592
Loan payable to a PRC commercial bank, principal of $1,303 (equivalent of RMB8 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 29, 2015	—	1,306
Loan payable to a PRC commercial bank, principal of $896 (equivalent of RMB5.5million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 11, 2016	—	899
Loan payable to a PRC commercial bank, principal of $815 (equivalent of RMB5 million), bearing interest at 6% per annum, guaranteed by Mr. Dong Yu and Zhejiang Bona, due on October 24, 2014	—	816
Loan payable to a PRC commercial bank, principal of $652 (equivalent of RMB4 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on July 17, 2015	—	653
Loan payable to a PRC commercial bank, principal of $562 (equivalent of RMB3.45million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 30, 2015	—	563
Loan payable to a PRC commercial bank, principal of $326 (equivalent of RMB2 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 29, 2015	—	327

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

12.                               BANK BORROWINGS - continued

	December 31,	September 30,
	2013	2014
Loan payable to a PRC commercial bank, principal of $244 (equivalent of RMB1.5million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 11, 2015	—	245
Loan payable to a PRC commercial bank, principal of $8,142 (equivalent of RMB50 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in May 2014	8,278	—
Loan payable to a PRC commercial bank, principal of $8,008 (equivalent of RMB50 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu and Zhejiang Bona, repaid in May 2014	8,275	—
Loan payable to a PRC commercial bank, principal of $6,499 (equivalent of RMB40 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in June 2014	6,622	—
Loan payable to a PRC commercial bank, principal of $3,592 (equivalent of RMB22 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in September 2014	3,642	—
Loan payable to a PRC commercial bank, principal of $3,265 (equivalent of RMB20 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in August 2014	3,311	—
Loan payable to a PRC commercial bank, principal of $1,796 (equivalent of RMB11 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in June 2014	1,821	—
Loan payable to a PRC commercial bank, principal of $1,796 (equivalent of RMB11 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in July 2014	1,821	—
Loan payable to a PRC commercial bank, principal of $1,625 (equivalent of RMB10 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in January 2014	1,655	—
Total	80,704	141,727

Including:
Current	60,704	87,787
Non-current	20,000	53,940
Total	80,704	141,727

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

12.                               BANK BORROWINGS - continued

(i)                                   The Group agreed to certain financial covenants (among other covenants), including to maintain minimum cash assets of $5.0 million at all times during the term of the loan, as well as to maintain a ratio of maximum total funded debt to earnings before interest, tax, depreciation and amortization (the “EBITDA ratio”) no greater than 3.8:1 (the “EBITDA Ratio Covenant”) and a ratio of total liabilities to tangible net worth of no more than 2:1, in each case calculated using average quarterly figures based on the consolidated balance sheets of the Group for the most recent four quarters. In August 2013, East West Bank modified the EBITDA ratio as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. Any failure to comply with such financial covenants (among other things) would constitute an event of default under the agreement. If the Group fails to timely remedy a curable event of default within the applicable cure period or obtain a waiver, the bank would have the right to accelerate the loan repayment and charge a default rate of interest. The Group was in compliance with all the covenants for the first, second and third quarters of 2014. The Group does not expect any default on the covenants within the 12 months following September 30, 2014. As a result, the loans were classified as long-term liability as of September 30, 2014.

Interest expenses accrued for loans were $1,603 and $4,000 for nine months ended September 30, 2013 and 2014, respectively, in which $580 and $2,802 were capitalized into production costs for the nine months ended September 30, 2013 and 2014, respectively.

The Group expects to repay the borrowings of $1,050, $122,349, $18,328, nil and nil for the three months ending December 31, 2014, the years ending December 31, 2015, 2016, 2017 and 2018, respectively.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

13.                               OTHER BORROWINGS

The Group entered into two film financing agreements with other investors in March 2012 and May 2012. Under the agreements, the investors paid a total amount of $3,001 (equivalent of RMB19 million) to invest in the production of a TV series. The Group guaranteed a return of 15% on the investment. One of the borrowings, at principle amount of $1,579 (equivalent of RMB10 million) and the related interest was repaid in May 2013. The remaining borrowing, a principle amount of $1,422 (equivalent of RMB9 million) and the related interest was repaid in February 2014.

In August 2013, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $2,314 (equivalent of RMB14.2 million) in September 2013 and invested $256 (equivalent of RMB1.58 million) in August 2014. The Group guaranteed a return of 8% on the investment. The loan and related interest will be due in January 2015.

In April 2014, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $2,456 (equivalent of RMB15.3 million) as the first payment and the Group guaranteed a return of 10% on the investment. The loan and related interest will be due in June 2015.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

14.                               FILM PARTICIPATION FINANCING LIABILITIES

Film participation financing liabilities with unrelated parties

In the film production financing arrangements, the initial participation amounts provided by unrelated party investors for a fixed percentage of the film’s worldwide net income of the invested film from the initial exhibition of the film in the mainland China are reflected as a film participation financing liability. A film’s worldwide net income is defined as the film’s distribution revenue, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expenses under the individual-film-forecast-computation method. Film participation financing liabilities with unrelated parties were $7,117 and $15,006, respectively, as of December 31, 2013 and September 30, 2014.

Film participation financing liabilities with a related party

Film participation financing liabilities with a related party represent amounts received from Bona Film Investment Fund to finance the development and production of film and TV projects of the Group over the next year. Pursuant to a cooperation framework agreement entered in September 2013 by and among Bona Film Investment Fund, the Group and other investors, Bona Film Investment Fund authorizes the Group to invest its capital in all types of film and television production projects. The Group is to invest in these projects upon receipt of payment from Bona Film Investment Fund, and be in charge of the filming, production and distribution of these projects. The Group solely owns the perpetual copyright and all the intellectual property of these projects globally. During the term of Bona Film Investment Fund, proceeds from a project globally, as calculated based on a percentage of Bona Film Investment Fund’s investment over total investments, belong to Bona Film Investment Fund. Film participation financing liabilities with a related party were $54,380 and $94,434, respectively, as of December 31, 2013 and September 30, 2014.

15.                               INCOME TAXES

The Group’s effective income tax rate (“ETR”) was 48% for the nine months ended September 30, 2014 compared to 20% for the nine months ended September 30, 2013. The ETR differed from the statutory tax rate of 25% and the increase in the effective income tax rate over the prior year’s comparable period and the statutory rate is primarily due to the non-deductible share-based compensation expenses granted to an officer in April 2014.

16.                               FAIR VALUE MEASUREMENTS

The Group measured its distribution rights and production costs at fair value on a nonrecurring basis when it wrote down the carrying amounts of the distribution rights and production costs to their fair value as a result of the impairment assessments (Note 5 and Note 6). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of the future cash flows and the discount rate.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

17.                               SHARE-BASED COMPENSATION

Share options

A summary of option activity, including grants to both employees and non-employees, under the 2009 Plan and 2010 Plan as of September 30, 2013 and 2014, and the changes during the nine months then ended is presented below:

			Weighted
		Weighted	average	Aggregate
	Number of	average	remaining	intrinsic
Options	share options	exercise price	contractual life	value

Outstanding as of January 1, 2013	3,478,713	8.17	7.9	7,188

Granted	110,000	7.76	9.8
Exercised	(349,147)	5.29	6.7
Expired	(34,157)	10.67	8.4
Forfeited	(109,521)	10.26	8.3

Outstanding as of September 30, 2013	3,095,888	7.68	7.9	9,017

Outstanding as of January 1, 2014	3,014,086	7.72	7.7	11,349

Granted	—	—	—	—
Exercised	(277,343)	6.80	6.4
Expired	(1,520)	7.91	6.9
Forfeited	(37,158)	7.70	6.8

Outstanding as of September 30, 2014	2,698,065	7.81	6.7	11,357

Exercisable as of September 30, 2014	2,383,196	7.80	6.6	9,947

Expected to vest as of September 30, 2014	224,135	7.76	7.4	955

The Group recognizes compensation expenses on the share options using the straight-line attribution method. Total share-based compensation expenses recognized were $2,786 and $2,617 for the nine months ended September 30, 2013 and 2014, respectively.

As of September 30, 2014, there was $1,644 of unrecognized compensation expenses related to non-vested share options granted under the 2009 Plan and 2010 Plan. That expense is expected to be recognized over a weighted-average period of 0.40 year.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Restricted shares

On April 22, 2014, under the 2010 Plan, the Group granted 1,750,000 restricted shares to one officer. 100 shares vest on each of the first 23 calendar months following the vesting commence on May 1, 2014 and the remaining 1,747,700 shares shall vest in the 24th calendar month following the vesting commencement date. The contract life is 10 years from the date of grant. The forfeiture rate of zero was estimated for the restricted shares granted to the officer.

The following table summarizes information regarding the restricted shares granted:

		Weighted
		average	Aggregate
	Number of	grant date	intrinsic
Restricted shares	restricted shares	fair value	value

Outstanding as of January 1, 2014	—	—	—

Granted	1,750,000	12.54	—
Vested	(500)	12.54	—
Forfeited	—	—	—

Outstanding as of September 30, 2014	1,749,500	12.54	—

Vested and expect to vest as of September 30, 2014	1,750,000		—

The Group recognizes compensation expenses on the restricted shares using the straight-line attribution method. Total share-based compensation expenses recognized were nil and $4,572 for the nine months ended September 30, 2013 and 2014, respectively.

As of September 30, 2014, there was $17,373 of unrecognized compensation expenses related to non-vested restricted shares granted under the 2010 Plan. That expense is expected to be recognized over a weighted-average period of 1.58 years.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

18.                               NET INCOME PER SHARE

The calculation of the net income per share is as follows:

	Nine months ended September 30
	2013	2014
Numerator used in basic and diluted net income per share:
Net income attributable to Bona Film Group Limited	5,238	7,985
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	29,791,387	30,334,730
Employee share options and restricted shares (treasury effect)	514,938	1,256,775

Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	30,306,325	31,591,505

Net income per ordinary share-basic	0.18	0.26
Net income per ordinary share-diluted	0.17	0.25

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 3,095,889 and 4,447,565 share options and restricted shares outstanding as of September 30, 2013 and 2014, respectively.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

19.                               NONCONTROLLING INTEREST

		Distribution
	Bona	Workshop	Cinema	Xi’an	Shanghai	Mango	Tianjin	Sanya
	Guoqiang	(BVI&HK)	Popular	Huitong	Cinema	Cinema	(Nongken&Jin’ao)	Cinema	Total

Balance as of January 1, 2013	—	641	(352)	345	2,057	1,092	154	—	3,937
Capital contribution (i)	48	—	—	—	—	—	—	—	48
Acquisition of noncontrolling interests (ii)	—	—	—	(307)	—	(758)	—	—	(1,065)
Foreign currency translation adjustment	1	(1)	1	4	3	7	(3)	—	12
Net (loss) income	(9)	(419)	(6)	(42)	75	78	(748)	—	(1,071)

Balance as of September 30, 2013	40	221	(357)	—	2,135	419	(597)	—	1,861

Balance as of January 1, 2014	35	384	(357)	—	2,147	394	(807)	—	1,796
Acquisition of an equity method investee (Note 8)	—	—	—	—	—	—	—	803	803
Foreign currency translation adjustment	(1)	—	—	—	(2)	(4)	10	(5)	(2)
Net (loss) income	(16)	9	(5)	—	68	74	(506)	(46)	(422)

Balance as of September 30, 2014	18	393	(362)	—	2,213	464	(1,303)	752	2,175

(i)                                     On March 6, 2013, the Group set up a subsidiary of its VIE, Bona Guoqiang Tianjin Film and Culture Media Co., Ltd. (“Bona Guoqiang”), of which 70% equity interest was owned by the Group and 30% was owned by a third-party shareholder.

(ii)                                  On January, 2013, the Group acquired 34% equity interest of Changsha Mango Bona Cineplex Management Co., Ltd. (“Mango Cinema”), which is a Company’s VIE’s subsidiary, with a total cash consideration of $328 (equivalent to RMB2.04 million) from a noncontrolling shareholder. This was accounted for as an equity transaction with a reduction of noncontrolling interest by $758 and an increase in additional paid-in capital by $430.

On May 17, 2013, the Group acquired the remaining 49% interest in Xi’an Huitong Bona Film Culure Media Co., Ltd. (“Xi’an Huitong”), which is a Company’s VIE’s subsidiary,  with a total cash consideration of $398 (equivalent to RMB2.45 million) from a noncontrolling shareholder. After the acquisition, it became a 100% consolidated entity of the Group. This was accounted for as an equity transaction with a reduction of noncontrolling interest by $307 and a decrease in additional paid-in capital by $92.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

20.                               COMMITMENTS AND CONTINGENCIES

The Group is a party in potential claims arising in the ordinary course of business. As of September 30, 2014, the Group was a party to eleven legal proceedings in the PRC as the defendant or co-defendant, nine of which had been concluded. Of these concluded legal proceedings, the Group lost two and seven were withdrawn. The settlements paid in respect of each of the nine concluded legal proceedings, which ranged from nil to approximately RMB0.3 million, had been either paid or accrued for as of September 30, 2014. Based on the information currently available, the Group was able to estimate the outcome of one pending lawsuit, which has total claim against the Group of RMB7.6 million. The Group is unable to reasonably estimate the possible losses related to the claim of RMB4.6 million associated with the lawsuit, and the Group accrued the remaining liabilities of RMB3.0 million as of September 30, 2014. For the other pending lawsuit, which has total claim against the Group of RMB2.6 million, the Group is unable to reasonably estimate the outcome of the lawsuits and also the possible losses. Therefore, no accrual for contingency loss was recorded as of September 30, 2014.

21.                               RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship with the Group

Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Zhong Jiang	Independent Director
Hubei Film Distribution and Exhibition Co., Ltd. (“Hubei Film Distribution”)	Noncontrolling shareholder
Wuhan Lianzhong	Cost method investee
Zhongda Helian	Cost method investee
Ms. Xiang Li	Noncontrolling shareholder
Hunan Xiaoxiang Cineplex Investment Management Co., Ltd. (“Hunan Xiaoxiang”)	Noncontrolling shareholder
Film Workshop Co., Ltd. (“Film Workshop”)	A company majority-owned by a consultant and a former director
Mr. Xiaojian Xu	Noncontrolling shareholder
Tianjin Nongken Group Real Estate Development Co., Ltd. (“Nongken Real Estate”)	Noncontrolling shareholder
Tianjin Nongken Group Culture Investment Co., Ltd. (“Nongken Culture”)	A company majority-owned by a noncontrolling shareholder
Tianjin Nongken Group Co., Ltd. (“Nongken Group”)	A company as a shareholder of a noncontrolling shareholder
Sanya Cinema	Equity method investee
Wuhu Bona	Equity method investee
Bona Film Investment Fund	Equity method investee
Mr. Guoqiang Lu	Noncontrolling shareholder
Beijing Xinliliang Television Culture Co., Ltd (“Beijing Xinliliang”)	A company owned by a noncontrolling shareholder
Beijing Shui Shang Quan Jing Cineplex Construction Consultation Co., Ltd. (“Shui Shang Quan Jing”)	A company owned by a shareholder’s related party
We distribution Ltd. (“We Distribution”)	A company majority-owned by a noncontrolling shareholder

As well as being the Group’s Chairman and CEO, Mr Dong Yu is the Group’s founder and therefore has substantial influence over the Group’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Group’s assets, election of directors, declaration of dividends and other significant corporate actions. Mr. Dong Yu also provided personal guarantees in order to enable the Group to procure certain bank borrowings for the nine months ended September 30, 2013 and 2014, respectively. (See Note 12.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

21.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

Balances due from the related parties consist of the following at:

	December 31,	September 30,
	2013	2014

Amounts due from Shui Shang Quan Jing (i)	—	1,100
Amounts due from We Distribution (ii)	295	256
Amounts due from Nongken Group (iii)	55	49
Amounts due from Wuhu Bona (iv)	156	11
Amounts due from Sanya Cinema (v)	3	—
Amounts due from Nongken Real Estate	1	—
	510	1,416

(i)                                    Shui Shang Quan Jing acts as an agent which is responsible for certain cinemas’ leasehold improvement projects of the Group. The amounts represent the advances relating to these projects made by the Group to Shui Shang Quan Jing. The Group expects to complete these projects within the next twelve months.

(ii)                                 The amounts represent receivables from We Distribution to support its operation.

(iii)                             The amounts represent the receivables of the theater rental fees from Nongken Group.

(iv)                              The amounts represent the receivables of consulting services fees from Wuhu Bona.

(v)                                 The amounts represent the receivables of upfront expenses paid to Sanya Cinema.

All the amounts due from related parties are unsecured and non-interest bearing.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

21.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

In addition to the film participation financing liabilities with a related party, Bona Film Investment Fund, described in Note 14, other balances due to related parties consist of the following at:

	December 31,	September 30,
	2013	2014

Amounts due to Nongken Real Estate (i)	2,105	2,555
Amounts due to Nongken Culture (ii)	1,541	1,579
Amounts due to Film Workshop (iii)	685	695
Amounts due to Hubei Film Distribution (iv)	463	456
Amounts due to Hunan Xiaoxiang (iv)	248	245
Amounts due to Beijing Xinliliang (v)	57	56
Amounts due to Wuhan Lianzhong (vi)	784	—
Amounts due to Mr. Guoqiang Lu (vii)	3	—
	5,886	5,586

(i)                                    The amounts represent payables for loans obtained from Nongken Real Estate.

(ii)                                 The amounts represent payables to Nongken Culture for rental expenses.

(iii)                             The amounts represent payables for film production services provided by Film Workshop.

(iv)                             The amounts mainly represent loans from the noncontrolling shareholders to support the operations of two cinemas of the Group.

(v)                                 The amounts represent payables for film production services provided by Beijing Xinliliang.

(vi)                              The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong.

(vii)                           The amounts represent reimbursements payable to Mr. Guoqiang Lu for expenses incurred for Bona Guoqiang.

All the amounts due to related parties are unsecured and non-interest bearing.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

22.                               SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer who reviews the results of four operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, movie theater, and talent agency.

The film distribution segment generates revenue from external customers. Its revenue comprises the Group’s share of movie theater box office sales for the Group’s distribution services and, to the extent the Group has distribution rights outside the PRC, the revenue the Group derives from those arrangements.

Its cost of revenue includes:

(1)                                 the amortization of the cost of acquiring the distribution right and the participation right; and

(2)                                 the amount that the Group remits to the producers when they are entitled to share the box office sales with the Group based on the distribution arrangement. In the case where the Group produces the film, this amount includes any amount paid by the distribution entities to producing entities within the Group.

The film investment and production segment generates revenue both from external customers and, through inter-segment transactions, from the Group’s own distribution entities.

The film investment and production segment generates revenue from external customers where the Group invests in a film but does not act as the principal distributor. For films in which the Group acquires all or part of the copyright, these include revenue from the sale of distribution rights and licensing fees to third-party distributors. For films in which the Group does not acquire any copyright, these include revenue from the Group’s share of the net profit from distribution agreements with third-party producers.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

22.                               SEGMENT INFORMATION - continued

Revenue from internal customers comprises revenue received from the distribution entities within the Group who distributes the film.

Its cost of revenue includes the amortization of production costs.

The movie theater segment generates admissions and concession revenue at the box offices from external customers, and other revenue which primarily consist of screen advertising revenue. Its cost of revenue mainly includes film rental costs.

The talent agency segment generates revenue from external customers for its talent agency related business.

The profitability measure employed by the Group and its CODM for making decisions about allocating resources to segments and assessing segment performance is gross profit less film participation expenses. Segments follow the same accounting policies as those described in Note 2 included in the Group’s Form 20-F for the year ended December 31, 2013.

The Group’s CODM does not assign assets to these segments. Currently, it is not practical to show assets by reportable segments.

The following table presents selected financial information relating to the Group’s segments:

	For the nine months ended September 30, 2013
		Film
	Film	investment	Movie	Talent	Intersegment
	distribution	and production	theater	agency	elimination	Consolidated

Revenue from external customers	47,768	12,227	46,093	486	—	106,574
Intersegment revenue	1,179	25,372	—	—	(26,551)	—
Cost of revenue	(34,760)	(29,136)	(19,610)	—	26,551	(56,955)
Film participation expenses	—	537	—	—	—	537

Segment profit	14,187	9,000	26,483	486	—	50,156

	For the nine months ended September 30, 2014
		Film
	Film	investment	Movie	Talent	Intersegment
	distribution	and production	theater	agency	elimination	Consolidated
Revenue from external customers	141,580	491	58,892	541	—	201,504
Intersegment revenue	2,941	47,267	—	—	(50,208)	—
Cost of revenue	(97,263)	(42,551)	(24,419)	(25)	50,208	(114,050)
Film participation expenses	—	(11,856)	—	—	—	(11,856)
Equity in earnings of equity method investment, net of tax	—	3,328	—	—	—	3,328

Segment profit	47,258	(3,321)	34,473	516	—	78,926

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

22.                               SEGMENT INFORMATION - continued

The following table presents selected financial information relating to the movie theater segment:

	Nine months ended September 30
	2013	2014

Admissions	38,409	49,330
Concessions	4,573	5,610
Advertising	1,406	1,991
Others	1,705	1,961

Total revenue from movie theater segment	46,093	58,892

Reconciliation from consolidated segment profit to consolidated financial statements:

	Nine months ended September 30
	2013	2014

Consolidated segment profit	50,156	78,926
Selling and marketing expenses	(10,231)	(20,530)
General and administrative expenses	(36,323)	(45,047)
Government subsidies	1,662	1,876
Net interest and exchange loss	(253)	(967)
Interest income from loan to a producer of TV series	—	10
Other income	213	277

Income before income tax and equity in earnings of equity method investments, net of tax	5,224	14,545

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

22.                               SEGMENT INFORMATION - continued

Geographical information

The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.

Revenue, classified by the major geographic areas in which the Group’s customers are located (based on the addresses of the customers who contracted with the Group), were as follows:

	Nine months ended September 30
	2013	2014

Revenue from the PRC	101,123	197,323
Revenue from countries other than the PRC	5,451	4,181

Total	106,574	201,504

Exhibits

Exhibit Number	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONA FILM GROUP LIMITED

By:	/s/ Nicolas Zhi Qi
Name:	Nicolas Zhi Qi
Title:	Chief Financial Officer

Date:  December 30, 2014